EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 24, 2017, relating to the consolidated financial statements of Enerplus Corporation and its subsidiaries (“Enerplus”) and the effectiveness of Enerplus’ internal control over financial reporting appearing in this Annual Report on Form 40‑F of Enerplus Corporation for the year ended December 31, 2016.

/s/ Deloitte LLP
Chartered Professional Accountants

Calgary, Canada

February 24, 2017